EXHIBIT 11
                                                                      ----------

                    COMPUTATION OF PER SHARE EARNINGS (LOSS)

                           National Datacomputer, Inc.
          Statement recomputation of net (loss) income per common share
                                  (Unaudited)

                                                                      March 31,        March 31,
                                                                        2001              2000
                                                                    ------------------------------
Net (loss) income, as reported                                      $    (475,446)   $     104,287

Preferred stock preference items:

Interest on Series B, C, D and F convertible preferred stock        $     (69,375)   $     (95,880)
                                                                    -------------    -------------

Total preferred stock preference item                               $     (69,375)   $     (95,880)

Net (loss) income attributable to common stockholders               $    (544,821)   $       8,407

Weighted average shares outstanding:

A. Shares attributable to common stock outstanding                      5,382,540        4,128,018
B. Shares attributable to convertible preferred stock outstanding            --               --
C. Shares attributable to common stock options and warrants
            pursuant to APB 15, paragraph 38 (a)                             --               --
                                                                    -------------    -------------
Weighted average shares outstanding                                     5,382,540        4,128,018
                                                                    =============    =============

Net loss per share                                                  $       (0.10)   $        0.00
                                                                    =============    =============
